SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 205
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-49717

CUSIP NUMBER
228090106

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
Crowley Maritime Corporation
Full Name of Registrant
N/A
Former Name if Applicable
155 Grand Avenue
Address of Principal Executive Office (Street and Number)
Oakland, California 94612
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As reported in the Form 8-K Current Report filed by Crowley Maritime Corporation (the “Company”) on November 14, 2006 with the Securities and Exchange Commission, the Company has identified certain errors related to long-term lease revenue that was not recognized on a straight-line basis and inventory that was not accounted for at lower of cost or market. Accordingly, the Company has decided to restate its condensed consolidated financial statements for the three and six months ended June 30, 2006 and to file an amended interim report on
Form 10-Q.
Because this restatement has not yet been completed, the Company is unable to file its Form 10-Q for the quarterly period ended September 30, 2006 without unreasonable effort and expense. The Company intends to file its Form 10-Q for the quarterly period ended September 30, 2006 by November 20, 2006.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John C. Calvin	904	727-2576

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All of the Company’s operating segments generated increases in revenues during the nine-month period ended September 30, 2006 as compared with the nine month period ended September 30, 2005. The most significant increase in revenues was generated by the Company's Petroleum Services segment as a result of its acquisitions of Northland Fuel and CDI in September 2005 and January 2006, respectively. Net income was also higher in the nine months ended September 30, 2006. However, because the Company has not completed its review of the issues identified with respect to long-term leases and inventory affecting the Company's Petroleum Services segment, the Company is not able to provide with precision the results of its operations for the period.
Crowley Maritime Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006	By:	/s/ John C. Calvin
John C. Calvin
Senior Vice President and Controller